# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIONNA THERAPEUTICS, INC., CIK 0002036042
CUSIP: 829401108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 02/10/2025
Filed by CIK 0001953107
Persons authorized to receive notices and communications: James P. Boylan, c/o Enavate Sciences, 106 W 56th Street, 8th Floor, New York, New York (NY), 10019, (332) 275-5551

## Reporting persons
- Enavate Sciences GP, LLC (CIK 0001953107): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,478,030; sole dispositive power 0; shared dispositive power 2,478,030; aggregate amount beneficially owned 2,478,030 (5.6% of the class)
- Sionna Aggregator, LP (CIK 0002055981): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,478,030; sole dispositive power 0; shared dispositive power 2,478,030; aggregate amount beneficially owned 2,478,030 (5.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: SIONNA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Enavate Sciences GP, LLC ("Enavate GP") and Sionna Aggregator, LP ("Sionna Aggregator" and, with Enavate GP, collectively, the "Reporting Persons"). The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The principal business office of Enavate GP is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025. The principal business office of Sionna Aggregator is 106 W 56th Street, 8th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of Enavate GP is performing the functions of, and serving as, the sole general partner of Sionna Aggregator and certain affiliated partnerships, which make venture capital investments. The principal business of Sionna Aggregator is investing in and holding the securities of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Enavate GP and Sionna Aggregator was organized in the state of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Prior to the Issuer's initial public offering (the "IPO"), Sionna Aggregator purchased 2,817,045 shares of Series C Preferred Stock for a purchase price of $27,499,993. In connection with the closing of the IPO, on February 10, 2025, the Series C Preferred Stock automatically converted into shares of Common Stock on a 1-for-1.4611 basis. Sionna Aggregator also purchased 550,000 shares of Common Stock from the underwriters of the IPO at the IPO price of $18.00 per share, for an aggregate purchase price of $ 9,900,000. All purchases of the securities described herein were for cash and were funded by working capital of Sionna Aggregator.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the "Act")). Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

H. Edward Fleming, Jr., M.D., an executive vice president at Enavate Sciences, which is affiliated with Enavate GP, is a member of the board of directors of the Issuer. As a director of the Issuer, Dr. Fleming may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 44,108,934 shares of Common Stock outstanding as of February 10, 2025 upon the closing of the Issuer's IPO, as reported in the prospectus, dated February 6, 2025, filed with the Securities and Exchange Commission (the "SEC") on February 4, 2025.

Sionna Aggregator directly holds 2,478,030 shares of common stock. Enavate GP is the general partner of Sionna Aggregator and shares voting and investment authority over the shares held by Sionna Aggregator.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-up Agreements

The holders of substantially all of the Issuer's pre-IPO capital stock, including Sionna Aggregator, and each of the Issuer's directors, entered into lock-up agreements (the "Lock-Up Agreements") with the representatives of the underwriters of the Issuer's IPO. Pursuant to the Lock-Up Agreements, Sionna Aggregator is not permitted, with limited exceptions, for a period of 180 days from February 6, 2025, to dispose of or hedge any of the Issuer's securities, except with the prior written consent of Goldman Sachs & Co. LLC and TD Securities (USA) LLC.

The description of the Lock-Up Agreements contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Lock-up Agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

Investors' Rights Agreement

On March 4, 2024, the Issuer, Sionna Aggregator and certain other parties entered into an amended and restated investors' rights agreement (the "Investors' Rights Agreement"). The Investors' Rights Agreement provides Sionna Aggregator and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to it upon conversion of the convertible preferred stock, subject to certain conditions. In addition, in the event that the Issuer registers additional shares of Common Stock for its own account or for the account of other holders of its securities, Sionna Aggregator and certain other parties are entitled to include their shares in the registration, subject to certain limitations. The registration rights will terminate on the earlier to occur of (a) the closing of certain liquidation events, or (b) the fifth anniversary of the completion of the initial public offering.

The Investors' Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify Sionna Aggregator and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and Sionna Aggregator is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it, subject to certain limitations.

The description of the Investors' Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Investors' Rights Agreement filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Lock-up Agreement (incorporated by reference to Annex II to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1, as
amended (Registration No. 333-284352), filed with the SEC on February 3, 2025).

Exhibit 99.3 Amended and Restated Investors' Rights Agreement, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1, as amended (Registration No. 333-284352), filed with the SEC on February 3, 2025).

## Signatures
- Enavate Sciences GP, LLC: /s/ James P. Boylan, By James P. Boylan, Manager (02/18/2025)
- Sionna Aggregator, LP: /s/ James P. Boylan, By: Enavate Sciences GP, LLC, its General Partner, By James P. Boylan, Manager (02/18/2025)